Exhibit 17
September 14, 2006
Park National Corporation
C. Daniel DeLawder
Chairman
50 North Third St.
P.O. Box 3500
Newark, Ohio 43058-3500
Dear Dan:
I have reviewed the description in Item 5.02 of Park National Corporation’s Form 8-K dated September 14, 2006, concerning the circumstances surrounding my resignation from the Board of Directors of Park National Corporation and the Board of Directors of The Park National Bank.
I agree with the explanation given for my resignation. I am also confirming that I did not resign because of any disagreement with Park National Corporation or The Park National Bank on any matter relating to their respective operations, policies or practices.
I have enjoyed my tenure as a Board member for both Park National Corporation and The Park National Bank.
Sincerely,
/s/ Michael J. Menzer
Michael J. Menzer